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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
                  UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           --------------------------

                          GIGA INFORMATION GROUP, INC.
                       (Name Of Subject Company (Issuer))

                           --------------------------

                            FORRESTER RESEARCH, INC.

                           WHITCOMB ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37517M109
                      (CUSIP Number of Class of Securities)

                           --------------------------

                               Tim Moynihan, Esq.
                            Forrester Research, Inc.
                              400 Technology Square
                               Cambridge, MA 02139
                            Telephone: (617) 613-6000
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                           --------------------------

                                   COPIES TO:

                             Keith F. Higgins, Esq.
                               Ann L. Milner, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE
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    Transaction Valuation*                            Amount Of Filing Fee**
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
           $60,000,000                                          $5,520
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

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 14,064,000 shares of common stock of Giga Information Group, Inc. ("Giga") at a purchase price of $4.75 per share. Such number includes all outstanding shares as of January 20, 2003, and assumes the exercise of all in-the-money stock options and warrants to purchase common stock of Giga which are exercisable in connection with the transaction.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                 N/A
Form or Registration No.:                                               N/A
Filing Party:                                                           N/A
Date Filed:                                                             N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 27, 2003 and amended on January 28, 2003, February 13, 2003 and February 19, 2003 by Forrester Research, Inc., a Delaware corporation ("Parent"), and Whitcomb Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Giga Information Group, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 between the Company and American Stock Transfer & Trust Co., at a purchase price of $4.75 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

         Items 1 through 9 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

         1. The third paragraph in the section of the Offer to Purchase entitled "Terms of the Offer" beginning on page 7 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "The Purchaser expressly reserves the right (but shall not be obligated), at any time prior to the Expiration Date or the termination of the Offer, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) waive or change the Minimum Condition, (iv) modify in any manner adverse to the holders of Shares or add to the conditions of the Offer, (v) except as provided above, extend the Offer or (vi) change the form of consideration payable in the Offer. All conditions to the Offer, other than those involving receipt of necessary governmental approvals, will be asserted, satisfied or waived prior to the Expiration Date."

         2. The first sentence in the second full paragraph in the section of the Offer to Purchase entitled "Certain Conditions of the Offer" beginning on page 32 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time prior to the Expiration Date or the termination of the Offer. All of the foregoing conditions other than those involving receipt of necessary governmental approvals, will be asserted, satisfied or waived prior to the Expiration Date."
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           WHITCOMB ACQUISITION CORP.

                           By:  /s/ Tim Moynihan
                                ------------------------------
                                Name:  Tim Moynihan
                                Title:  President

                           FORRESTER RESEARCH, INC.

                           By:  /s/ Warren Hadley
                                ------------------------------
                                Name:  Warren Hadley
                                Title:  Chief Financial Officer

Dated:  February 24, 2003